UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: May 16, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 16, 2017, Fly Leasing Limited (“FLY” or the “Company”) announced that its Chief Financial Officer, Mr. Gary Dales, will be leaving the Company on August 31st this year. Mr. Dales (61) has been with the Company since it was launched on the New York Stock Exchange ten years ago. Mr. Dales’ departure is not due to any disagreement with the Company. Mr. Dales will remain as Chief Financial Officer of the Company through August 31st, to ensure an orderly transition. FLY expects to announce a successor to Mr. Dales prior to his departure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	May 16, 2017	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director